QuickLinks -- Click here to rapidly navigate through this document

Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-198817
November 10, 2014

Sky Solar Holdings, Ltd.

        Sky Solar Holdings, Ltd., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Roth Capital Partners at rothecm@roth.com. You may also access our company's most recent preliminary prospectus dated November 10, 2014 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1594124/000104746914009005/a2222098zf-1a.htm.

        This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to our company's registration statement on Form F-1, or Amendment No. 4, as filed via EDGAR with the SEC on November 10, 2014. All references to page numbers are to page numbers in Amendment No. 4.

Global

All mentions of "NASDAQ Global Select Market" were replaced with "NASDAQ Capital Market".

All mentions of "FBR Capital Markets & Co. and Cowen and Company, LLC" were replaced with "Roth Capital Partners, LLC".

 Updated Sections

Appendix I replaces the front cover in its entirety, and corresponding changes were made on page 196 and the back cover.

Appendix II replaces the sub-section "Prospectus Summary—The Offering" in its entirety, and corresponding changes were made to pages 39, 50, 157 and 187.

Appendix III replaces the section "Use of Proceeds" in its entirety.

Appendix IV replaces the section "Dilution" in its entirety.

The following replaces the first four sentences of the first full paragraph in their entirety, and corresponding changes were made to page 4.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately 56.6% of our outstanding shares. Our executive officers and certain shareholders have granted our executive chairman, Mr. Weili Su, an irrevocable proxy, with full power of substitution and resubstitution, to vote on their behalf in our elections. After giving effect to the

Conversion and the Share Distribution and after this offering, Mr. Su will have the ability to vote or the proxy to vote an aggregate of 49.0% of our outstanding shares. Mr. Su, through a company wholly-owned by his trust, has granted an affiliate of both one of our Japanese silent partners and an international private equity firm, the right to purchase $30 million of shares, based on the price as of the date of this prospectus, during a two-year period commencing on the date which is 180 days after the pricing date of this initial public offering, which if exercised, would result in Mr. Su having the ability to vote or the proxy to vote an aggregate of 40.8% of our outstanding shares, assuming an initial public offering price of US$7.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus.

The following replaces the table in the section "Capitalization" its entirety.

	As of June 30, 2014
	Actual	Pro Forma(1)
	(US$ in thousands)
Long-Term Borrowings	20,893	20,893
Capital and reserves:
Share capital	—	5
Reserves(1)	101,512	136,379
Non-controlling interests	(31)	(31)
Total equity(1)	101,481	136,353

Total capitalization(1)	122,374	157,246

(1)
A US$1.00 increase (decrease) in the assumed public offering price of US$7.50 would increase (decrease) each of reserves, total equity and total capitalization by US$5.6 million.

The following was added after the second paragraph.

        In September 2013, Sky Solar Holdings Co., Ltd. and Sky Power Group, Ltd. completed a one-for-one share swap, or the 2013 Share Swap. Upon completion of the 2013 Share Swap, shareholders holding approximately 94.8% of the equity interest in Sky Solar Holdings Co., Ltd., on an as-converted basis, as well as convertible promissory noteholders of Sky Solar Holdings Co., Ltd. exchanged their interest in Sky Solar Holdings Co., Ltd. for an equivalent equity interest in the corresponding classes of shares or in the form of convertible promissory notes in Sky Power Group, Ltd., on an as-converted and one-share-to-one-share basis.

        Immediately prior to the 2013 Share Swap, Sky Solar Holdings Co., Ltd. was the sole direct shareholder of Sky Power Group, Ltd., and upon completion of the 2013 Share Swap, Sky Solar Holdings Co., Ltd. became a minority shareholder of Sky Power Group, Ltd., beneficially owning approximately 5.2% of the issued share capital of Sky Power Group Ltd. Immediately prior to and after the 2013 Share Swap, Sky Power Group Ltd. was the sole direct shareholder of our company. As such, the attributable interests of the shareholders and convertible promissory noteholders of Sky Solar Holdings Co., Ltd. in our company remained the same before and after the 2013 Share Swap.

The following was added as the last sentence of the fifth paragraph.

Sky Solar Holdings Co., Ltd. continues to hold and operate the solar park assets that it held and operated prior to the 2013 Share Swap, other than the interests it formerly held in the assets of Sky Power Group, Ltd. In October 2014, Sky Solar Holdings Co., Ltd. sold its remaining shares in our company to a third party and ceased to be our shareholder.

The following was added after the sub-section titled "Related Party Transactions—Securities Issuances".

2013 Share Swap

        In September 2013, Sky Solar Holdings Co., Ltd. and Sky Power Group, Ltd. completed a one-for-one share swap, or the 2013 Share Swap. For a discussion of the 2013 Share Swap, see "Corporate History and Structure." Mr. Su's beneficial ownership and voting power immediately prior to the 2013 Share Swap and immediately after the 2013 Share Swap did not materially change.

The following replaces the second full paragraph in its entirety.

        Upon completion of this offering, we will have 387,196,670 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters' option to purchase additional ADSs. Of that amount, 48,000,000 ordinary shares, including ordinary shares represented by ADSs, may have been acquired by our existing shareholders or new shareholders in this offering, and 339,196,670 ordinary shares will have been acquired by our existing shareholders prior to this offering. Certain of our existing shareholders may be our "affiliates" as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

The following replaces the second full paragraph in its entirety.

        The expenses of the offering, not including the underwriting discount, are estimated at approximately US$6.0 million and are payable by us. We have agreed to reimburse the underwriters for legal fees, in an amount up to US$900,000.

The sub-section "Underwriting—Reserved ADSs" was deleted.

The following replaces the table in the section "Expenses Related to this Offering" in its entirety.

Securities and Exchange Commission Registration Fee	US$	21,305
NASDAQ Capital Market Listing Fee		150,000
FINRA Filing Fee		26,375
Printing and Engraving Expenses		400,000
Legal Fees and Expenses		3,895,000
Accounting Fees and Expenses		750,000
Miscellaneous		1,735,000

Total	US$	6,977,680

 APPENDIX I
Cover

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 22, 2014

PROSPECTUS

6,000,000 American Depositary Shares

Sky Solar Holdings, Ltd.

Representing 48,000,000 Ordinary Shares

         This is the initial public offering of American depositary shares, or ADSs, of Sky Solar Holdings, Ltd. We are offering 6,000,000 ADSs. Each ADS represents eight ordinary shares, nominal value US$0.0001 per share. No public market currently exists for our ADSs.

         Our ADSs have been approved to list on the NASDAQ Capital Market under the symbol "SKYS."

         We currently anticipate that the initial public offering price will be between US$7.00 and US$8.00 per ADS.

         We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and are therefore eligible for reduced reporting requirements.

         Investing in our ADSs involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

	Per ADS	Total

Price to the public	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to us (before expenses)	US$	US$

         See "Underwriting" for a description of the compensation payable to the underwriters.

         We have granted the underwriters a 30-day option to purchase up to an additional 900,000 ADSs at the initial public offering price less the underwriting discounts and commissions.

         One of our largest shareholders, IDG-ACCEL China Capital Entities, a group of venture capital funds, as described in the "Principal Shareholders" section, have indicated to us their interest in purchasing up to an aggregate of $20.0 million of ADSs offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. We and the underwriters are currently under no obligation to sell ADSs to them. The number of ADSs available for sale to other investors will be reduced to the extent that these shareholders or their affiliates purchase our ADSs. Such shareholders have agreed not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the ADSs evidenced by the ADRs on or about                                    , 2014.

Roth Capital Partners

Northland Capital Markets

Prospectus dated                        , 2014

 APPENDIX II
Pages 8 and 9

 The Offering

Price per ADS	We currently estimate that the initial public offering price will be between US$7.00 and US$8.00 per ADS.
ADSs offered by us	6,000,000 ADSs (or 6,900,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional ADSs.
ADSs outstanding immediately after the offering	6,000,000 ADSs (or 6,900,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after the offering	387,196,670 ordinary shares (or 394,396,670 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
NASDAQ Capital Market symbol	SKYS
The ADSs	Each ADS represents eight ordinary shares, nominal value US$0.0001 per share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.
You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.
We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Depositary	Citibank, N.A.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$34.9 million (or US$41.1 million if the underwriters exercise their option to purchase additional ADSs in full) from this offering, assuming an initial public offering price of US$7.50 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:
• US$20.0 million for the construction of our shovel-ready projects in Japan; and
• US$10.0 million for the construction of our shovel-ready projects in Latin America such as Chile and Uruguay.

We intend for the balance to be used for the development of our project pipeline in Japan, Latin America and other regions and for general corporate purposes, including working capital needs, potential strategic investments and other business opportunities.
See "Use of Proceeds" for additional information.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.
Lock-up
We, our directors, executive officers and existing shareholders (before and after giving effect to the Conversion and the Share Distribution) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting."

 APPENDIX III

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$34.9 million. These estimates are based upon an assumed initial offering price of US$7.50 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$5.6 million.

        We intend to use the net proceeds we receive from this offering for the following purposes:

  •
  US$20.0 million for the construction of our shovel-ready projects in Japan; and

  •
  US$10.0 million for the construction of our shovel-ready projects in Latin America such as Chile and Uruguay.

        We intend for the balance to be used for the development of our project pipeline in Japan, Latin America and other regions and for general corporate purposes, including working capital needs, potential strategic investments and other business opportunities.

        We do not currently have any agreements or memorandum of understandings to make any material acquisitions of, or investments in, other businesses, products or technologies.

        The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The net proceeds from this offering will not be sufficient to fund the equity portion of the financing for all of our shovel-ready projects. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

        Pending the use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing debt instruments or demand deposits.

 APPENDIX IV
Pages 51 and 52

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our outstanding ordinary shares prior to the offering after giving effect to the Conversion and the Share Distribution. For more information on the Conversion and the Share Distribution, see "Capitalization". Unless otherwise specifically indicated, discussion on the per share information prior to the offering and the existing shareholders information has given effect to the Conversion and the Share Distribution immediately prior to the completion of the offering.

        Our net tangible book value as of June 30, 2014 was approximately US$101.1 million, or US$0.30 per ordinary share and US$2.38 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after June 30, 2014, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$7.50 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deduction of underwriting discounts, commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2014 would have increased to US$136.0 million or US$0.35 per ordinary share and US$2.81 per ADS. This represents an immediate increase in net tangible book value of US$0.05 per ordinary share and US$0.43 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$0.59 per ordinary share and US$4.69 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$	0.94
Net tangible book value per ordinary share as of June 30, 2014	US$	0.30
As adjusted net tangible book value per ordinary share after giving effect to this offering	US$	0.35
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	0.59
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	4.69

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.50 per ADS would increase (decrease) our net tangible book value after giving effect to the offering by US$5.6 million, or by US$0.01 per ordinary share and by US$0.12 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$7.50 per ADS, the mid-point of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased
			Total Consideration
						Average Price Per Ordinary Share		Average Price Per ADSs
	Number	Percent	Amount		Percent
Existing shareholders	339,196,670	87.6%	US$	—	—	US$	—	US$	—
New investors	48,000,000	12.4%		45,000,000	100.0%		0.94		7.50

Total	387,196,670	100.0%	US$	45,000,000	100.0%	US$	0.12	US$	0.93

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$6.0 million, US$6.0 million and US$0.12, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

QuickLinks

Global
Updated Sections
Page 41 Page 4

APPENDIX I Cover
APPENDIX II Pages 8 and 9
The Offering
APPENDIX III Page 48
USE OF PROCEEDS
APPENDIX IV Pages 51 and 52
DILUTION